UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the nine months ended September 30, 2011.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

For Immediate Release

SQM REPORTS EARNINGS FOR THE FIRST NINE MONTHS OF 2011

Highlights

•	SQM generated net income for the first nine months of 2011 of US$386.9 million, an increase of 40.0% over the first nine months of 2010.
•	Earnings per ADR totaled US$1.47 for the first nine months of 2011, compared to US$1.05 for the same period of 2010.
•	Revenues increased 21.3% higher for the first nine months of 2011 than they were for the first nine months of 2010.

Santiago, Chile, November 22, 2011 – Sociedad Química y Minera de Chile S.A (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first nine months of 2011 of US$386.9 million (US$1.47 per ADR), an increase of 40.0% with respect to the same period of 2010, when earnings totaled US$276.3 million (US$1.05 per ADR). Gross margin reached US$638.9 million (39.8% of revenues), 40.6% higher than the US$454.4 million (34.3% of revenues) recorded during the first nine months of 2010. Revenues totaled US$1,606.4 million for the first nine months, representing an increase of 21.3% over the US$1,324.7 reported in the same period of 2010.

The Company also reported quarterly net income of US$143.2 million (US$0.54 per ADR) compared with the 2010 figure of US$94.8 million (US$0.36 per ADR). Third quarter gross margin for 2011 reached US$241.7 million, 59.9% higher than the US$151.2 million recorded for the same period of 2010. Revenues for this quarter totaled US$574.7 million, an increase of approximately 25.1% with respect to the third quarter of 2010, when revenues amounted to US$459.5 million.

Patricio Contesse, SQM’s Chief Executive Officer, stated, “The first half of 2011 showed strong results for SQM, and the first three months of the second half have proven no different. SQM continues to see significant margin growth in its main business lines when compared to 2010, specifically in the specialty plant nutrition, potassium and iodine business lines. As expected, tight supply in the iodine and specialty plant nutrition markets has positively enhanced results for the third quarter”.

Mr. Contesse continued, “Of course, broader financial markets have continued to be volatile, but SQM remains confident in its solid financial position. We continue to invest in development projects and growth opportunities while new uses for our industrial products continue to be created”.

Segment Analysis

Specialty Plant Nutrition (SPN)

For the first nine months of 2011, revenues from the SPN business line reached US$547.1 million, a significant 20.9% higher than the US$452.5 million recorded for the same period of 2010.

Third quarter revenues reached US$183.2 million, an increase of 21.0% over the US$151.5 recorded in the third quarter of 2010.

World demand for SPN products remained strong during the first nine months of 2011. As anticipated, North American and European markets continue to be demand drivers. The market has seen limited supply, and this coupled with strong growth in demand has led to an increase in prices. During the first half of 2011, sales volumes grew at a rate of approximately 9%. Although volumes have leveled off during the third quarter of 2011, they continue to surpass volumes recorded during the same period of 2010.

As a result of market conditions, prices have increased between 12-15% over average prices for the same period of 2010. Further improvements in margin in this business line will depend mainly on the behavior of potassium based fertilizers, especially potash. In this same line, SQM will produce higher percentages from our newly completed and more efficient potassium nitrate facility in Coya Sur.

SPN gross margin for the first nine months of 2011 contributed approximately 27% to SQM´s consolidated gross margin.

Iodine and derivatives

Revenues from sales of iodine and derivatives during the first nine months of 2011 climbed to US$328.4 million, an increase of 35.8% over the US$241.8 million generated during the first nine months of 2010.

Iodine and derivatives revenues for the third quarter of 2011 amounted to US$117.3 million, an increase of 27.8% compared to the US$91.8 million confirmed during the third quarter of 2010.

SQM continues to be a world leader in the iodine market, and total market demand will most likely reach historical highs in 2011, surpassing the market demand of both 2008 and 2010. We have seen strong demand among main applications, such as x-ray contrast media and pharmaceutical applications. As a result, SQM has posted record sales for the third quarter of 2011.

These special market conditions have motivated prices increases during the third quarter of 2011 of more than a 50% over the third quarter of 2010, and continue to create unique opportunities for SQM. For this same reason, SQM will maintain efforts to assure that world needs are met in the future.

Gross margin for the iodine and derivatives segment contributed approximately 29% to SQM’s consolidated gross margin for the first nine months of 2011.

Lithium and Derivatives

Revenues for lithium and derivatives reached US$132.2 million during the first nine months of 2011, an increase of 15.6% compared to the US$114.3 million reached during the first nine months of 2010.

Third quarter 2011 lithium revenues reached US$45.8 million, an increase of 24.5% with respect to the revenues reported during the third quarter of 2010, US$36.8 million.

We believe the lithium market is positioned to grow in the short and long term resulting from the development of new technologies, as well as strong growth of industrial applications. Market prices remained stable during the third quarter, however, volumes increased significantly for SQM, reaching totals of approximately 25% greater than those reached during the third quarter of 2010. SQM remains optimistic about the lithium market.

Gross margin for the lithium and derivatives segment accounted for approximately 9% of SQM’s consolidated gross margin for the first nine months of 2011.

Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium Chloride and Potassium Sulfate generated revenues of US$426.0 million for the first nine months of 2011, an increase of 19.4% over the first nine months of 2010, when revenues reached US$356.8 million.

Revenues for MOP & SOP grew 33.4% during the third quarter of this year reaching US$152.7 million, compared to the US$114.4 posted in the same period of 2010.

Fertilizer markets remain strong during the first nine months of 2011. As projected, farmers continue to be motivated to maximize yields and improve soil productivity through optimal fertilization. Furthermore, world demand for commodity products continues to expand as the world population grows, and the need to produce more food and better quality food strengthens.

For SQM, prices have increased significantly during the first nine months of 2011. Prices were over 25% greater during the third quarter of 2011 versus the third quarter of 2010.

Volumes in this business line were slightly lower than expected, due mainly to minor construction delays with the new MOP & granular MOP facilities in Salar de Atacama.  Despite these delays, the plants have been completed and are currently under final commissioning. This granulated MOP facility will allow us to focus on higher volumes of granulated potash, which sells at a price premium over the standard form of potassium chloride.

Gross margin for potassium chloride and potassium sulfate accounted for approximately 27% of SQM’s consolidated gross margin for the first nine months of 2011.

Industrial Chemicals

Industrial Chemicals revenues for the first nine months of 2011 reached US$113.4 million, 3.5% higher than the US$109.5 million recorded for the same period of 2010.

Revenues for the third quarter totaled US$ 45.4, an increase of 8.7% with respect to the third quarter 2010 figure of US $41.8 million.

Industrial chemical demand for traditional applications such as explosives, detergents and glass, among others, has remained stable along the first nine months of this year.

Third quarter results reached record sales in 2011. The industrial chemicals business line has shown results with slight increases in both volumes and price for the first nine months of 2011. We expect substantial volume growth for 2012 resulting from the increased sales of solar salts, a powerful element used for alternative energy sources.

Gross margin for the industrial chemical segment accounted for approximately 7% of SQM’s consolidated gross margin for the first nine months of 2011.

Other commodity Fertilizers

Revenues from sales of other commodity fertilizers and other income reached US$59.4 million in the first nine months of the year, compared to US $49.8 million for the same period of 2010.

Administrative Expenses

Administrative expenses amounted to US$66.7 million (4.2% of revenues) for the first nine months of 2011, versus the US$55.5 million accounted during the first nine months of 2010.

Net Financial Expenses

Net financial expenses for the first nine months of 2011 totaled US$30.3 compared to the US$26.5 million recorded during the same period of 2010.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals.  Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of it businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:
•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in more than 20 countries and sales in over 100 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information contact:

Kelly O’Brien, 56-2-4252074 / kelly.obrien@sqm.com
Isabel Bendeck, 56-2-4252058 / isabel.bendeck@sqm.com
Mark Fones, 56-2-4252271 / mark.fones@sqm.com

For media inquiries contact: Fabiola Scianca / fabiola.scianca@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term in defined under Federal Securities Laws.

Forward-looking statements

Any forward-looking statements are estimates that reflect the best judgment of SQM management based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements should be considered in light of those factors.

Income Statement

(US$ Millions)	For the 3rd Quarter		For the 9-month period ended September 30
	2011	2010	2011	2010

Revenues	574.7	459.5	1,606.4	1,324.7

Specialty Plant Nutrition*	183.2	151.5	547.1	452.5
Iodine and Iodine Derivatives	117.3	91.8	328.4	241.8
Lithium and Lithium Derivatives	45.8	36.8	132.2	114.3
Potassium Chloride & Potassium Sulfate	152.7	114.4	426.0	356.8
Industrial Chemicals	45.4	41.8	113.4	109.5
Other Income	30.2	23.1	59.4	49.8

Cost of Goods Sold	(282.4)	(272.7)	(828.3)	(767.1)
Depreciation and Amortization	(50.6)	(35.6)	(139.2)	(103.3)

Gross Margin	241.7	151.2	638.9	454.4

Administrative Expenses	(23.6)	(19.4)	(66.7)	(55.5)
Financial Expenses	(7.7)	(8.6)	(30.3)	(26.5)
Financial Income	5.9	3.6	17.4	6.5
Exchange Difference	(11.8)	(1.5)	(19.0)	(6.9)
Other	(8.4)	(0.4)	(15.1)	(8.2)

Income Before Taxes	196.1	124.9	525.1	363.8

Income Tax	(49.3)	(28.3)	(132.7)	(84.4)

Net Income before minority interest	146.8	96.6	392.4	279.4

Minority Interest	(3.6)	(1.8)	(5.6)	(3.1)

Net Income	143.2	94.8	386.9	276.3
Net Income per Share (US$)	0.54	0.36	1.47	1.05

Balance Sheet

(US$ Millions)	As of Sep. 30	As of Dec. 31
	2011	2010

Total Current Assets	1,980.6	1,695.3
Cash and cash equivalents	447.4	524.7
Other current financial assets	207.1	76.2
Accounts receivable (1)	559.2	412.1
Inventory	707.5	605.1
Others	59.4	77.2

Total Non-current Assets	1,864.0	1,677.6
Other non-current financial assets	31.4	92.7
Investments in related companies	68.8	62.3
Property, plant and equipment	1,695.0	1,454.0
Other Non-current Assets	68.8	68.7

Total Assets	3,844.6	3,372.8

Total Current Liabilities	655.3	476.8
Short-term debt	268.4	187.6
Others	386.9	289.3

Total Long-Term Liabilities	1,208.7	1,225.2
Long-term debt	1,094.1	1,090.2
Others	114.7	135.0

Shareholders' Equity before Minority Interest	1,929.5	1,622.8

Minority Interest	51.2	48.0

Total Shareholders' Equity	1,980.6	1,670.8

Total Liabilities & Shareholders' Equity	3,844.6	3,372.8

Liquidity (2)	3.0	3.6

(1) Accounts receivable + accounts receivable from related co.
(2) Current assets / current liabilities

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer & Business Development SVP

Date: November 22, 2011